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                              May 6, 2020

       Gabriel J. Mosey
       Interim Chief Financial Officer
       Liberated Syndication Inc.
       5001 Baum Blvd, Suite 770
       Pittsburgh, PA 15213

                                                        Re: Liberated
Syndication Inc.
                                                            Form 8-K filed May
4, 2020
                                                            File No. 000-55779

       Dear Mr. Mosey:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed May 4, 2020

       General

   1. You disclose that as result of an error, your financial statements as of and for the year ended, December 31,
2018 should no longer be relied upon. Please explain to us how you considered the impact
of such error on each of the quarterly periods in fiscal 2018 and
                                                        2019. To the extent
that the error materially impacted any of these periods, revise to also disclose the quarterly
periods that should no longer be relied upon, and tell us how you intend to correct the
previously issued financial statements for such periods.
   2. In your Form 10-K/A, you indicate management has concluded that both your disclosure controls and procedures
and internal control over financial reporting were effective as of
                                                        December 31, 2018. In
light of the restatement to your December 31, 2018 financial statements, please
explain to us how you reached these conclusions. In your response, tell us the reason for the
ineffective disclosure controls and procedures in each of the quarters during fiscal 2019.
 Gabriel J. Mosey
Liberated Syndication Inc.
May 6, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding our comments. Please contact Kathleen Collins, Accounting Branch Chief, at (202)
551-3499 with any other questions.



FirstName LastNameGabriel J. Mosey                        Sincerely,
Comapany NameLiberated Syndication Inc.
                                                          Division of
Corporation Finance
May 6, 2020 Page 2                                        Office of Technology
FirstName LastName